GBT Technologies Inc.

2450 Colorado Avenue, Suite 100E

Santa Monica, CA 90404

888-685-7336

February 9, 2022

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacey Peiken

Re:	GBT Technologies Inc.
Registration Statement on Form S-1
File No. 333-262121

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), GBT Technologies Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Washington, D.C. time, on Friday February 11, 2022, or as soon thereafter as possible. Once the registration statement has been declared effective, please orally confirm that event with our outside counsel, by calling Stephen Fleming, Esq., at (516) 902-6567.

The Company hereby acknowledges the following:

●	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

GBT TECHNOLOGIES INC.

By:	/s/ Mansour Khatib
Name:	Mansour Khatib
Title:	Chief Executive Officer